EXHIBIT 5

                  JOINT PRESS RELEASE OF TYCO AND THE COMPANY

CONTACT:                                          CONTACT:
B. Kevin Kelly                                    J. Brad McGee
President and Chief Executive Officer             Senior Vice President
Sigma Circuits, Inc.                              Tyco International (US) Inc.
(408) 727-9169                                    (603) 778-9700


                  TYCO INTERNATIONAL TO ACQUIRE SIGMA CIRCUITS

HAMILTON, Bermuda and SANTA CLARA, Calif., June 2 (PR Newswire) -- Tyco International Ltd. (NYSE: TYC, LSE: TYI, BSX: TYC)(Tyco), a diversified manufacturing and service company, and Sigma Circuits, Inc. (Nasdaq: SIGA) (Sigma), a leading manufacturer of electronic interconnect products, announced today that they have entered into a definitive Merger Agreement pursuant to which Tyco will purchase all of the outstanding common shares of Sigma.

Under the Agreement, a subsidiary of Tyco will shortly commence a tender offer to purchase all of Sigma's approximately 5.5 million shares of common stock and common stock equivalents for $10.50 per share in cash. The offer is conditioned on the tender of a majority of the outstanding shares of common stock on a fully diluted basis, regulatory approvals, and certain other conditions.

Sigma, with estimated fiscal 1998 revenues of approximately $94 million, is headquartered in Santa Clara, California. They have four manufacturing facilities in California, three in Santa Clara, and one in Stockton. Sigma is a leading quick-turn manufacturer of specialized electronic interconnect products, including multilayer rigid printed circuit boards, backplane assemblies and subassemblies and flexible circuits. It will become part of the Tyco Printed Circuit Group, headquartered in Stafford, CT, one of the country's largest independent circuit board manufacturers.

"The Tyco Printed Circuit Group's significant organic growth over the last three years has created a need for additional capacity. Sigma is an excellent fit with the Tyco Printed Circuit Group as it provides us with the capacity to expand our business organically. Sigma gives us west coast locations to produce complex multilayer circuit boards, backplanes and flexible circuits which readily complement the product lines and customer base of our printed circuit operations," said L. Dennis Kozlowski, Tyco's Chairman and Chief Executive Officer. Mr. Kozlowski also noted that the acquisition will provide an immediate positive contribution to Tyco's earnings.

B. Kevin Kelly, President and Chief Executive Officer of Sigma stated, "This transaction provides superior value to our shareholders. We are a natural complement to the Tyco Printed Circuit Group, providing strategically located manufacturing capacity through which the Tyco Printed Circuit Group can continue its high rate of growth."

Tyco International Ltd., a diversified manufacturing and service company, is the world's largest manufacturer and installer of fire protection systems, the largest provider of electronic security services, and has strong leadership positions in disposable medical products, packaging materials, flow control products, electrical and electronic components and undersea telecommunications systems. The company operates in more than 80 countries around the world and has expected annual revenues in excess of $13 billion.